

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Mr. Eduardo Cordeiro
Executive Vice President and Chief Financial Officer
Cabot Corporation
Two Seaport Lane, Suite 1300
Boston, MA 02210

      RE: Cabot Corporation
              Form 10-K for the Year ended September 30, 2011
              Filed November 29, 2011
              File No. 1-5667

Dear Mr. Cordeiro:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Rufus Decker

                              Rufus Decker
                              Accounting Branch Chief